FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In light of the registrant’s (the “Company”) ongoing discussions with its lenders under its $1.4 billion syndicated credit facility (the “Syndicated Facility”) on the restructuring of its indebtedness thereunder, the Company has agreed with such lenders to be granted a waiver in connection with the non-payment of the installment of $24.3 million due on January 2, 2013 through January 31, 2013. The Company’s ability to access the $20.0 million currently held in escrow to fund the equity raising commitment it undertook with Amendment No. 5 to the Syndicated Facility has been similarly extended to January 31, 2013. The Company continues to be current with all interest payments due on its indebtedness under the Syndicated Facility, as well as principal and interest payments due on its outstanding indebtedness under its bilateral facilities. In addition, the Company is in breach of certain financial covenants relating to its outstanding indebtedness for its fiscal quarter ended December 31, 2012 and certain other covenants. Management expects to continue, and to progress on, its discussions with the Company’s lenders to address the situation resulting from current market conditions and to restructure the Company’s indebtedness. In that respect, the Company has retained Miller Buckfire & Co., LLC as financial advisors to assist it in evaluating and implementing its restructuring strategies.

Moreover, the Company was granted, subject to certain conditions, an extension of certain payment and cash collateral obligations under its swap agreement with ABN AMRO Bank N.V. through January 15, 2013.

Additionally, in December 2012, the Company sold M/V Attractive, its oldest Handymax (built in 1985), for approximately $2.9 million. The sale proceeds were used for the repayment of indebtedness under the Syndicated Facility.

Forward-Looking Statements

This report contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new time charters.

Words such as “will,” “should,” “expect,” “intend,”“plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to, changes in  demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States, and other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Reg. No. 333-168568), as amended, filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: January 11, 2013